GRACIN & MARLOW, LLP
20283 State Road 7, Suite 300
Boca Raton, Florida  33498
Tel. (561) 237-0804
Fax (561) 237-0803

April 10, 2012

VIA EDGAR CORRESPONDENCE

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Johnny Gharib

Re:           DC Brands International, Inc.
PRE14C
Filed on March 28, 2012, as amended

Dear Mr. Gharib:

Thank you for your telephone call today regarding the DC Brands International, Inc. (“DC Brands”) preliminary information statement filing.  To avoid any confusion and assist in reader clarity, we have replaced the following sentences:

“The board of directors has no immediate plans, understandings, agreements or commitments to issue additional shares of stock for any purpose other than the issuance of shares upon conversion of existing debt and other outstanding convertible securities in accordance with their respective terms.  Although DC Brands has no current financing plans or understandings, agreements or commitments for financing, if an opportunity should present itself,  DC Brands may issue shares of common stock in connection with a financing or under the  equity line with Southridge Partners II, LP upon fulfillment of the conditions of the equity line.”

with the following revised sentences:

“The board of directors has no immediate plans, understandings, agreements or commitments to issue additional shares of stock for any purpose other than its right to put up to $10,000,000 of shares of its common stock to Southridge Partners II, LP upon the fulfillment of the conditions of its equity line with them (to which no assurance can be given) and the issuance of shares upon conversion of existing debt and other outstanding convertible securities in accordance with their respective terms.  Although DC Brands has no other current financing plans or understandings, agreements or commitments for financing, if an opportunity should present itself, DC Brands may issue shares of common stock in connection with such a financing.”

United States Securities and
  Exchange Commission
April 10, 2012

Please confirm that this new text addresses your concerns and that we are free to file our definitive information statement.

If you have any questions or need additional information, please contact the undersigned at (561) 237-0804.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg
Enclosures

cc:  DC Brands International, Inc.